05039589

SECU[illegible] [illegible]MISSION
Washington, D.C. 20549

amended

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

(A)

RECEIVED SEC MAIL PROCESSING SECTION FEB 25 2005 WASH. D.C. 213

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SEC FILE NUMBER
8-065369

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EK Riley Investments, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1201 3rd Avenue, suite 5300
(No. and Street)

Seattle (City) WA (State) 98101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward K. Riley 206-832-1520
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

1001 - 4th Avenue, suite 2900 (Address) Seattle (City) WA (State) 98154 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AM 3-28-2005

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Edward K. Riley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EK Riley Investments LLC, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notary Public
State of Washington
KIMBERLY ANN FERRY
MY COMMISSION EXPIRES
OCTOBER 10, 2007

Kimberly Ann Ferry
Notary Public

Edward K Riley
Signature

CEO
Title

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

E. K. RILEY INVESTMENTS, LLC

(a wholly owned subsidiary of E. K. Riley & Company, Inc.)

SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1

DECEMBER 31, 2004

NET CAPITAL		
Total member's equity qualified for net capital		$ 1,726,599
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		500,000
Deductions and/or charges:		
Nonallowable assets:		
Unsecured receivables	$ 8,044	
Property and equipment	183,550	
Other assets	195,058	
		386,652
Haircuts on securities:		
Trading and investment securities		374,461
Net capital		$ 1,465,486
AGGREGATED INDEBTEDNESS		
Total liabilities		$ 9,421,990
Less: nonaggregate indebtedness liabilities		9,187,022
Aggregate indebtedness		$ 234,968
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital requirement, aggregate indebtedness method		$ 15,664
Minimum dollar net capital requirement pursuant to Rule 15c3-1		$ 250,000
EXCESS NET CAPITAL		$ 1,215,486

The computation of net capital pursuant to SEC Rule 15c3-1 as of December 31, 2004, computed by the Company in its amended Form X-17A-5, Part IIA, filed February 16, 2005, does not differ materially from the above computation, which is based on audited financial statements.